SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

FORM 6-K

____________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

CE FRANKLIN LTD.

(Translation of Registrant's Name into English)

Suite 1900, 300 5th Avenue S.W.

Calgary, Alberta, Canada T2P 3C4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___XXX___

    Form 40-F _________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnished the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _________    No ___XXX___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  April 25, 2005

CE FRANKLIN LTD.

By: "signed"

Name: Denise Jones

Title:    Controller

NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces record sales and

net income for the first quarter of 2005

Calgary, Alberta, April 25, 2005 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announced its results for the first quarter ended March 31, 2005.

CE Franklin reported record net income of $5.8 million or $0.32 per share (diluted) for the first quarter ended March 31, 2005 as compared to net income of $1.6 million or $0.09 per share (diluted) for the comparable period in 2004.

Financial Highlights

	Three Months Ended		Year Ended
	March 31		December 31
(millions of Cdn.$ except per share data)	2005	2004	2004
	(unaudited)
Sales	$128.4	$89.0	$338.7

Gross Profit	23.7	14.7	60.2
Gross Profit - %	0.2%	0.2%	0.2%

EBITDA(1)	10.8	4.1	15.9
EBITDA(1) as a % of sales	0.1%	0.0%	0.0%

Net income	$5.8	$1.6	$6.1
Per share
Basic	$0.34	$0.09	$0.36
Diluted	$0.32	$0.09	$0.35

Sales increased 44.2% to $128.4 million for the quarter ended March 31, 2005 as compared to $89.0 million for the quarter ended March 31, 2004.  The 44.2% improvement in sales reflects strong commodity prices, improved industry economics coupled with an increase in market share for all products as a result of the Company’s service, sales and marketing efforts.

EBITDA(1) for the quarter ended March 31, 2005 increased 163.4% to $10.8 million from $4.1 million for the quarter ended March 31, 2004.  The $39.4 million increase in sales resulted in an incremental flow through to EBITDA of 17.0% and 10.8% to net income.

 “CEF continues to make solid progress with seven consecutive quarters of profit,” said Michael West, Chairman, President and CEO.  “Q1 2005 produced record quarterly sales, EBITDA and earnings per share for the Company.  We are committed to creating value for all stakeholders and we are extremely pleased with our progress and are more determined than ever to show continued improvement.”

Outlook

The second quarter represents spring breakup in Canada as warm weather returns and the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting heavy equipment until the roads have dried out.  As a result activity levels will decline dramatically during the second quarter.

Strong commodity prices continue to support high demand for CE Franklin’s products and services in Canada.  Many industry watchers are predicting high levels of activity to continue through Q3 and Q4 2005.  As a result, CE Franklin management remains optimistic regarding the continuation of strong demand for the Company’s products and services in Canada.

CE Franklin is committed to outperform market activity.

Conference Call and Webcast Information

A conference call to review the quarter ended March 31, 2005, which is open to the public, will be held on Tuesday, April 26, 2005 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time).

Participants may join the call by dialing 1-800-814-4861 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 1:00 p.m. Eastern Time on the same day by calling 1-877-289-8525 and entering the pass code of 21120670# and may be accessed until midnight Tuesday, May 3, 2005.

The call will also be webcast live at:  http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1070520 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, Chairman, President and Chief Executive Officer will lead the discussion and will be accompanied by Sam Secreti, Vice President and Chief Financial Officer.  The discussion will be followed by a question and answer period.  The call is scheduled for a maximum of 45 minutes.

For Further Information Contact:

Michael West Chairman, President and CEO (403) 531-5602	Sam Secreti Vice President and CFO (403) 531-5603

(1) EBITDA represents income from continuing operations before interest, taxes, amortization and other expenses (income).  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA because it is used by management and some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements.  EBITDA is not intended as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by Canadian GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

Forward Looking Statements

Certain statements contained in this news release constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.  These “forward-looking” statements have been identified by using words such as “would”, “expected”, “believe” and similar phrases and include all statements relating to planned activity, revenue levels, capital expenditures and statements concerning liquidity and capital resources.  There are numerous risks and uncertainties that can affect the outcome and timing of such events, including many factors beyond the control of the Company. These factors include, but are not limited to, economic conditions, seasonality of drilling activity, the loss of a major supplier of tubular goods, commodity prices for oil and gas, currency fluctuations and government regulations. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans for 2005 and beyond could differ materially from those expressed in the forward looking statements.  CE Franklin Ltd. assumes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.  For a discussion of other risk factors, which could impact CE Franklin Ltd., please review CE Franklin’ s Annual Report on Form 20-F for the year ended December 31, 2004 as filed with the Securities and Exchange Commission.

Management’s Discussion and Analysis as at April 25, 2005

For the quarter ended March 31, 2005 as compared to the quarter ended March 31, 2004

(All amounts shown in CDN $ unless otherwise specified)

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is provided to assist readers in understanding CE Franklin Ltd.’s (“CE Franklin” or the “Company”) financial performance during the periods presented and significant trends that may impact future performance of CE Franklin Ltd.  This discussion should be read in conjunction with the Financial Statements of CE Franklin Ltd. and the related notes thereto and should be read in conjunction with the Management’s Discussion and Analysis included in the Company’s December 31, 2004 Annual Report and Financial Statements and notes thereto.

The selected financial data presented below is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles, or “Canadian GAAP”.  There are no Statements of Operations differences between Canadian and U.S. GAAP.

Overview

CE Franklin distributes pipe, valves, flanges, fittings, production equipment and other general oilfield supplies to producers of oil and gas in Canada through its 37 branches which are situated in towns and cities that serve particular oil and gas fields of the western Canadian sedimentary basin.  In addition, the Company distributes general oilfield supplies to the oilsands, refining, heavy oil and petrochemical and non-oilfield related industries such as the forestry and mining industries.

The Company also distributes tubular products, including the steel pipe that is used to line oil and gas wells, the tubing that is used to bring the production to the surface and the line pipe for oil and gas gathering systems, to producers of oil and gas in Canada. Tubular product sales are made from the Company’s headquarters in Calgary, Alberta, where most Canadian oil and gas producers also have their headquarters.  Deliveries of pipe are made directly from the field inventories of the manufacturers or from Company owned inventory to the well site or the site where surface line pipe will be laid.

Results of operations

The following table summarizes CE Franklin’s results of operations.

(in thousands of Cdn. dollars except per share data)

	Three months ended March 31
	2005	2004
	(unaudited)
Statements of Operations

Sales	128,372	89,032
Gross Profit	23,663	14,687
Gross Profit - %	0.2%	0.2%

Other expenses (income)
Selling, general and administrative expenses	12,909	10,604
Amortization	1,168	1,044
Interest	509	341
Other	9	(65)
	14,595	11,924

Income before income taxes	9,068	2,763
Income tax expense	3,264	1,176
Income from continuing operations	5,804	1,587
Loss from discontinued operations	-	(27)
Net income	5,804	1,560

EBITDA (1)	10,754	4,083
EBITDA as a % of sales	0.1%	0.0%
Net income per share
Basic	$0.34	$0.09
Diluted	$0.32	$0.09

(1) EBITDA represents income from continuing operations before interest, taxes, amortization and other expenses (income).  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA because it is used by management and some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements.  EBITDA is not intended as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by Canadian GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

The following is a reconciliation of income from continuing operations to EBITDA:

(in thousands of Cdn. dollars)

For the three months ended March 31	2005	2004
Income from continuing operations	$5,804	$1,587
Interest expense	509	341
Income tax expense	3,264	1,176
Amortization	1,168	1,044
Other	9	(65)
EBITDA	$10,754	$4,083

Quarter Ended March 31, 2005 compared to Quarter Ended March 31, 2004

The price of oil and gas as at March 31, 2005 was U.S. $55.40 per bbl (West Texas Intermediate) and Cdn. $7.62 per MMBTU (AECO spot) respectively.  This compares to U.S. $35.76 per bbl (West Texas Intermediate) for oil and Cdn. $6.02 per MMBTU (AECO spot), for gas as at March 31, 2004.

Well completions (excluding dry and service) remained consistent at 4,691 wells for the three months ended March 31, 2005 compared to 4,663 wells for the three months ended March 31, 2004.  The average rig count decreased 7.5% to 492 rigs in the first three months of 2005 from 532 rigs in the first three months of 2004.  Both market indicators do not provide a true reflection of activity levels during the first quarter.  The Company believes that market activity was up 10-15% Q1 2003 versus Q1 2004.

Sales

Sales for the quarter ended March 31, 2005 increased 44.2% or $39.4 million to $128.4 million from $89.0 million for the quarter ended March 31, 2004. The sales increase was due to strong commodity prices, improved industry economics and an increase in market share for all products (from new customers and increased sales to existing customers).  Sales also increased due to an increase in prices to customers to reflect the increase in the price of steel, which is used in many of the products the Company distributes.

Gross Profit

Gross profit increased 61.1% to $23.7 million for the quarter ended March 31, 2005 from $14.7 million for the quarter ended March 31, 2004.  Gross profit margins increased to 18.4% for the quarter ended March 31, 2005 from 16.5% for the quarter ended March 31, 2004.

The improvement in gross profit margins is a result of margin initiatives implemented by the Company in 2003, which include offshore procurement, standardization of certain product lines and a more disciplined procurement practice.  The Company did not implement price increases to customers in 2004 and the first quarter of 2005 over and above price increases by the Company’s suppliers as a result of the rise in steel prices.

Selling, General and Administrative Costs (SG&A)

SG&A costs increased $2.3 million or 21.7% to $12.9 million for the quarter ended March 31, 2005 from $10.6 million for the quarter ended March 31, 2004.  The increase in SG&A includes increased salaries and benefits for additional employees hired to support the 44.2% increase in sales, an increase in occupancy costs for both new and larger locations and an increase in consulting costs in connection with compliance with section 404 of the Sarbanes-Oxley act.

The total number of employees increased 14.5% as at March 31, 2005 to 339 employees compared to 296 employees at the end of March 31, 2004.  Revenue per employee for the quarter ended March 31, 2005 increased 25.9% compared to the same quarter in 2004.  The improvement reflects standardization of processes and procedures, whereby all internal processes are performed consistently throughout the Company’s operations resulting in process improvement efficiencies.

EBITDA

EBITDA for quarter ended March 31, 2005 increased $6.7 million or 163.4% to $10.8 million compared to $4.1 million for the quarter ended March 31, 2004. The $39.4 million increase in sales resulted in a 17.0% incremental flow through to EBITDA.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  For a reconciliation of net income to EBITDA, please see page 4.

EBITDA as a percentage of sales was 8.4% for the quarter ended March 31, 2005 versus 4.6% for the quarter ended March 31, 2004.  Q1 and Q4 typically represent the busiest quarters for the Company.  EBITDA as a percentage of sales is a measure used by distribution companies to evaluate profitability.

Income Before Income Taxes

Income before income taxes improved $6.3 million to $9.1 million for the quarter ended March 31, 2005 compared to $2.8 million for the quarter ended March 31, 2004.  The improvement is a result of the $9.0 million increase in gross profit offset by the $2.3 million increase in SG&A and the $400,000 increase in other costs. Other costs include amortization, interest expense and foreign exchange.

The $39.4 million increase in sales resulted in a 16.0% incremental flow through to income before income taxes.

Income Taxes

The Company’s effective tax rate for the quarter ended March 31, 2005 was 36.0%, as compared to an effective tax rate of 42.6% for the quarter ended March 31, 2004.  The Company’s combined federal and provincial statutory tax rate for the quarter ended March 31, 2005 was 34.4%, compared to 37.1% for the quarter ended March 31, 2004.  The reduction in the effective tax rate for the quarter ended March 31, 2005 is due to non-deductible items and capital and other taxes that were a smaller component of the overall income tax charge as a result of the increase in income before income taxes as compared to the quarter ended March 31, 2004.

Income from Continuing Operations

Income from continuing operations increased to $5.8 million or $0.32 per share (diluted) compared to $1.6 million or $0.09 per share (diluted) for the quarter ended March 31, 2004.

Loss from Discontinued Operations

On March 31, 2004, the Company sold its 50% interest in its small horsepower compression operations for cash proceeds of $961,000. No gain or loss on disposition resulted from this transaction.

Loss from discontinued operations for the quarter ended March 31, 2004 was $27,000.

Net Income and Earnings per Share

Net income for the for the quarter ended March 31, 2005 was $5.8 million or $0.32 per share (diluted) as compared to $1.6 million or $0.09 per share (diluted) for the for the quarter ended March 31, 2004.  This represents an income improvement of $4.2 million or $0.23 per share (diluted).

Summary of Quarterly Financial Data

The selected quarterly financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP.  There are no Statements of Operations differences between Canadian and U.S. GAAP.

(in thousands of Cdn. dollars except per share data)
Unaudited	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
	2003	2003	2003	2004	2004	2004	2004	2005

Sales	54,807	67,533	72,987	89,032	67,002	78,232	104,435	128,372

EBITDA	591	2,196	3,115	4,083	2,491	3,379	5,991	10,754

Net income (loss) from continuing operations	(297)	404	1,196	1,587	518	1,198	2,839	5,804

Loss from discontinued operations	(179)	(97)	(544)	(27)	-	-	-	-

Net income (loss)	(476)	307	652	1,560	518	1,198	2,839	5,804

Net income (loss) per share
Basic	$ (0.03)	$ 0.02	$ 0.03	$ 0.09	$ 0.03	$ 0.07	$ 0.17	$ 0.34
Diluted	$ (0.03)	$ 0.02	$ 0.03	$ 0.09	$ 0.03	$ 0.07	$ 0.16	$ 0.32

The Company’s sales levels are affected by weather conditions.  As warm weather returns in the spring each year the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As a result, the first and fourth quarters typically represent the busiest time and highest sales activity for the Company.  Sales levels drop dramatically during the second quarter until such time as the roads have dried and road bans have been lifted.

Sales for the quarter ended March 31, 2005 increased 22.9% to $128.4 million from $104.4 million for the quarter ended December 31, 2004.  Average rig count increased 17.1% Q1 2005 versus Q4 2004, and oil and gas well completions decreased 12.6% Q1 2005 versus Q4 2004.  The 22.9% increase in sales reflects the increase in capital spending by the Exploration and Production (“E&P”) companies combined with an increase in market share for all products as a result of the Company’s service, sales and marketing efforts.

Net income was $5.8 million or $0.32 per share (diluted) for the quarter ended quarter ended March 31, 2005.  This represents a net income improvement of $3.0 million or $0.16 per share (diluted) as compared to the quarter ended December 31, 2004 when the Company reported net income of $2.8 million or $0.16 per share (diluted).

Liquidity and Capital Resources

For the three months ended March 31, 2005 the Company generated $7.0 million in cash flow from operating activities, before net change in non-cash working capital balances and $121,000 in the issuance of capital stock from the exercise of employee stock options.  This was offset by an $18.0 million increase in working capital (excluding the bank operating loan), $87,000 in capital and other expenditures and $71,000 in repayments on capital leases.  These activities resulted in a $11.0 million increase in the bank operating loan.

For the three months ended March 31, 2004 the Company generated $2.8 million in cash flow from operating activities, before net change in non-cash working capital balances, and $961,000 from the sale of its 50% interest in its small horsepower compression operations. This was offset by a $7.4 million increase in working capital (excluding the bank operating loan), $178,000 in capital and other expenditures and $105,000 in repayments on capital leases.  These activities resulted in a $4.0 million increase in the bank operating loan.

The Company’s primary internal source of liquidity is cash flow from operating activities, before net change in non-cash working capital balances, which increased to $7.0 million for the quarter ended March 31, 2005, an improvement of $4.2 million as compared to quarter ended March 31, 2004.  The improvement reflects improvement in profitability of the Company due to the increase in the level of exploration and production activity in the western Canadian sedimentary basin, increased market share and gross profit margin improvement.

For the quarter ended March 31, 2005 accounts receivable increased $22.7 million or 34.2% to $89.3 million from $66.6 million as at December 31, 2004.  The increase in accounts receivable reflects a 22.9% increase in sales to $128.4 million during the first quarter of 2005 as compared to $104.4 million for the fourth quarter of 2004.

Average Days Sales Outstanding (DSO) was 53.2 days in the first quarter of 2005 as compared to 52.5 days for the first quarter of 2004 and 50.5 for the fourth quarter of 2004.  Accounts receivable greater than 90 days old was 2.0% of accounts receivable as at March 31, 2005 versus 1.8% as at March 31, 2004 and 1.5% as at December 31, 2004.  Trade accounts receivables are tightly managed by the Company with daily calls to customers to solve payment issues.  In addition, the Company’s accounts receivable team works closely with customers to help simplify payment and approval processes.

Total inventory for the Company increased 4.5% to $67.2 million as at March 31, 2005 as compared to $64.3 million as at December 31, 2004.  The increase in inventory levels reflects the 22.9% increase in sales during the first quarter of 2005 as compared to the fourth quarter of 2004.  Also, the Company has increased its investment in offshore tubular products due to long lead times and in anticipation of higher activity levels continuing in 2005.

The Company measures inventory efficiency by using an inventory turns calculation.  Inventory turned 6.3 times (annualized) in the first quarter of 2005, compared to 5.7 times (annualized) in the first quarter of 2004 and 5.6 times (annualized) for the fourth quarter of 2004. CE Franklin targets inventory turns of 5.0 times (annualized).  The Company monitors its inventory on a daily basis in order to reduce surplus, improve turns and reduce obsolescence.

Accounts payable and accrued liabilities have increased $8.2 million to $66.8 million as at March 31, 2005 as compared to December 31, 2004.  The increase reflects increased inventory purchases due to higher activity levels during the first quarter of 2005, as compared to the previous quarter, coupled with the increase in inventory levels in anticipation of high activity levels in the first half of 2005.

Property and equipment decreased 11.4% to $5.4 million from $6.1 million at December 31, 2004.  This decrease reflects amortization expense of $1.2 million offset by capital expenditures of $87,000 and $370,000 in additions to rental equipment assets and capital leases.

The Company finances its working capital requirements: accounts receivable, inventories, bank overdraft, accounts payable and accrued liabilities with its demand bank operating loan.  This resulted in an $11.0 million increase in the Company’s bank operating loan to $37.1 million at March 31, 2005 from $26.1 million at December 31, 2004.  On July 6, 2004 the Company increased its bank operating line to $40 million from $35 million.  The increase was required to finance the increased activity levels and the resulting increase in accounts receivable and inventories.  The interest rate charged for this facility has dropped from Canadian prime plus 1% to Canadian prime plus 0.875%.

The Company negotiated a $10.0 million temporary increase to its demand bank operating loan.  From December 22, 2004 to May 31, 2005 the facility will increase to $50.0 million, and will reduce to $40.0 million as at May 31, 2005.  The increase is to accommodate the anticipated increase in activity levels during the first quarter of 2005 resulting in a further investment in accounts receivable and inventories.  As warm weather returns in the second quarter of 2005 and activity levels decrease, the Company will collect its outstanding accounts receivable and reduce its inventories.

The Company’s borrowing capacity under its demand bank operating loan is dependent on maintaining compliance with certain financial covenants and a borrowing base formula applied to accounts receivable and inventories.  As at March 31, 2005, the Company was well within the covenant compliance thresholds and was able to draw up to $50 million against its bank operating line based on the borrowing base formula.

Contractual Obligations

There have been no material changes in any contractual obligations since the year ended December 31, 2004.

Off-Balance Sheet Arrangements

The Company has not engaged in off-balance sheet financing arrangements.

Related party transactions

Messrs. Douglas L. Rock and John L. Kennedy, directors of the Corporation, are directors or officers of, or otherwise interested in, Smith International Inc. (“Smith”), which owns 55% of the Company’s outstanding common shares.  The Company is the exclusive distributor of bottom hole pump production equipment manufactured by a subsidiary of Wilson International, Inc. (“Wilson”), a wholly owned subsidiary of its principal shareholder, Smith.  The transactions with Wilson are in the normal course of business and at commercial rates.

As at March 31, 2005 and included in accounts receivables was $3.0 million owing from Smith relating to the costs with respect to the proposed acquisition of Wilson by CE Franklin which was terminated on April 4, 2005.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks from changes in interest rates and foreign exchange rates. The Company will, from time to time, enter into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities on future commitments. These foreign currency exchange contracts are not designated as hedges for accounting purposes. The value of the contract is marked to market and the change in value is recognized in the Company’s Statements of Operations. The Company entered into such contracts in 2005, the impact of which was not material, and no such contracts were outstanding as at March 31, 2005.

The Company has exposure to interest rate fluctuations on its demand bank operating loan. The Company has, in the past, entered into interest rate contracts to hedge its interest rate risk associated with the demand bank operating loan. No such contracts were in place for 2005 or 2004. The Company does not use financial instruments for speculative purposes.

As at March 31, 2005 there were no unrecognized gains or losses associated with the above instruments.

Critical Accounting Estimates

There have been no material changes since the year ended December 31, 2004.

Change in Accounting Policies

There have been no changes in accounting policies since the year ended December 31, 2004.

Other Items

The Company’s Form 20-F is available on SEDAR @ www.sedar.com.

CE Franklin has authorized an unlimited number of common shares with no par value.  As at March 31, 2005 the Company had 17,221,889 common shares outstanding.

The Board of Directors may grant options to purchase up to 2,240,925 common shares.  As at March 31, 2005 options to purchase 1,963,324 common shares were outstanding at an average exercise price of $3.93 per common share.

Forward Looking Statements

Certain statements contained in this MD&A constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform act of 1995.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A, including those found under the caption “Risk and Uncertainties”.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

  the continued efficacy of the Company’s enterprise and eCommerce systems;

  the anticipated increase in drilling activity levels;

  the planned decrease in amounts outstanding under the Company’s bank operating loan;

  planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

  the Company’s future financial condition or results of operations and future revenues and expenses;

  the Company’s future gross profit and net profit margins;

  the Company’s business strategy and other plans and objectives for future operations;

  fluctuations in worldwide prices and demand for oil and gas;

  fluctuations in levels of gas and oil exploration and development activities; and

  fluctuations in the demand for the Company’s products and services.

We caution you that these forward-looking statements are subject to risks and uncertainties, many of which are beyond CE Franklin’s control.  These risks include, but are not limited to, economic conditions, seasonality of drilling activity,  commodity price volatility for oil and gas, currency fluctuations, inflation, regulatory changes and the other risks described under the caption “Risk and Uncertainties”.

Should one or more of the risks or uncertainties described above or elsewhere in this MD&A occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this MD&A and attributable to CE Franklin are qualified in their entirety by this cautionary statement.  This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue.  CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of filing this MD&A with the Securities and Exchange Commission, except as required by law.

Risk and Uncertainties

CE Franklin’s financial performance may be influenced favorably or adversely by certain external factors as described below.

Fluctuations in oil and gas prices could affect the demand for CE Franklin’s products and services and, therefore, CE Franklin’s sales, cash flows and profitability.  CE Franklin’s operations are materially dependent upon the level of activity in oil and gas exploration and production.  Both short-term and long-term trends in oil and gas prices affect the level of such activity.  Oil and gas prices and, therefore, the level of drilling, exploration and production activity can be volatile.  Factors that can cause price fluctuations include:

  relatively minor changes in the worldwide supply of and demand for oil and natural gas;

  the ability of the members of the Organization of Petroleum Exporting Countries (“OPEC”) to maintain price stability through voluntary production limits;

  the level of production by non-OPEC countries;

  North American demand for gas;

  general economic and political conditions; and

  the presence or absence of drilling incentives such as Canadian provincial royalty holidays, fluctuation in the value of the Canadian dollar, availability of new leases and concessions and government regulations regarding, among other things, export controls, environmental protection, taxation, price controls and product allocation.

Worldwide military, political and economic events, including initiatives by OPEC, affect both the demand for, and the supply of, oil and gas.  Fluctuations during the last few years in the demand and supply of oil and gas have contributed to, and are likely to continue to contribute to, price volatility.  CE Franklin believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity.  This would likely result in a corresponding decline in the demand for CE Franklin’s products and services and could have a material adverse effect on CE Franklin’s sales, cash flows and profitability.  There can be no assurances as to the future level of demand for CE Franklin’s products and services or future conditions in the oil and gas and oilfield supply industries.

Adverse weather conditions could temporarily decrease the demand for CE Franklin’s products and services.  CE Franklin’s financial performance is tied closely to the seasonality of drilling activity.  Higher drilling activity in Canada is generally experienced in the winter months.  In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws.  To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin’s customers to access their oil and gas wells, then the demand for CE Franklin’s products and services would temporarily decrease and the Company’s sales, cash flows and profitability would be adversely affected.

CE Franklin operates in a highly competitive industry, which may adversely affect CE Franklin’s sales, cash flows and profitability.  The Canadian oilfield supply industry in which CE Franklin operates is very competitive.  The Company believes that its future profitability is partially influenced by competitive factors beyond its control, including:

  the ability of some customers to purchase oilfield supplies and tubular products directly from the manufacturer rather than from independent oilfield supply distributors and brokers;

  the ability for new brokers and distributors to enter the tubular supply business and the general supply business if the oil and gas industry were to experience significant growth in drilling activity;

  price competition among major supply companies;

  cost of goods being subject to raw material shortages such as steel and the inability of CE Franklin to pass these price increases on to customers.

CE Franklin and its largest competitors generally operate at low profit margins due to price competition.  Price competition is due in part to consumer price pressure, in addition to the major supply companies competing for the same business.

The loss of CE Franklin’s major supplier for its tubular products could adversely affect the Company’s sales and gross profit.  A portion of CE Franklin’s business is the sale of tubular products that are primarily obtained from one supplier.  Although the Company believes that it has historically had and continues to have a good relationship with its supplier, there can be no assurance that such relationship will continue.  In the event the Company is unable to source tubular products from its existing supplier, then CE Franklin would need to search for an alternate supplier of these goods.

CE Franklin Ltd.
Interim Statements of Operations
(Unaudited)

Three months ended March 31
(in thousands of Canadian dollars, except per share data)	2005	2004

Sales	128,372	89,032
Cost of sales	104,709	74,345
Gross profit	23,663	14,687

Other expenses (income)
Selling, general and administrative expenses	12,909	10,604
Amortization	1,168	1,044
Interest expense	509	341
Foreign exchange loss (gain)	9	-52
Other expenses (income)	-	-13
	14,595	11,924

Income before income taxes	9,068	2,763
Income tax expense (recovery)
Current	3,652	1,398
Future	-388	-222
	3,264	1,176

Income from continuing operations	5,804	1,587
Loss from discontinued operations (note 2)	-	-27

Net income for the period	5,804	1,560

Net income per share from continuing operations (note 4)
Basic	0.34	0.09
Diluted	0.32	0.09
Net income per share
Basic	0.34	0.09
Diluted	0.32	0.09
Weighted average basic number of shares outstanding
Basic	17,205,634	17,178,696
Diluted	18,149,096	17,336,514

CE Franklin Ltd.
Interim Balance Sheets
(Unaudited)

	March 31	December 31
(in thousands of Canadian dollars)	2005	2004

ASSETS
Current assets
Accounts receivable	89,317	66,573
Inventories	67,187	64,282
Other	1,045	552
	157,549	131,407
Property and equipment	5,401	6,097
Goodwill	7,765	7,765
Other	225	240
	170,940	145,509
LIABILITIES
Current liabilities
Bank overdraft	5,883	5,270
Bank operating loan	37,104	26,140
Accounts payable	43,545	29,381
Accrued liabilities	23,272	29,210
Current portion of obligations under capital lease	214	204
	110,018	90,205
Obligations under capital lease	561	626
Future income taxes	224	612
	110,803	91,443
SHAREHOLDERS' EQUITY
Capital stock	19,456	19,335
Contributed surplus	14,004	13,858
Retained earnings	26,677	20,873
	60,137	54,066
	170,940	145,509

CE Franklin Ltd.
Interim Statements of Cash Flows
(Unaudited)

Three months ended March 31
(in thousands of Canadian dollars)	2005	2004

Cash flows from operating activities
Income from continuing operations	5,804	1,587
Items not affecting cash -
Amortization	1,168	1,044
Gain on disposal of property and equipment	-	-9
Future income tax recovery	-388	-222
Increase in inventory write-downs	302	293
Stock option expense	146	64
	7,032	2,757
Net change in non-cash working capital balances
related to operations -
Accounts receivable	-22,744	-16,077
Inventories	-3,561	-4,601
Other current assets	-493	-640
Accounts payable	14,164	2,842
Accrued liabilities	-5,938	5,386
Net cash flow from continuing operations	-11,540	-10,333
Net cash flow from discontinued operations (note 2)	-	-26
	-11,540	-10,359
Cash flows from financing activities
Issuance of capital stock	121	-
Increase in bank operating loan	10,964	3,963
Increase in bank overdraft	613	827
Decrease in obligations under capital lease	-71	-105
	11,627	4,685
Cash flows from investing activities
Purchase of property and equipment	-87	-175
Proceeds on disposal of property and equipment	-	9
Proceeds on sale of compression operations (note 2)	-	961
Net cash flow from continuing operations	-87	795
Net cash flow from discontinued operations (note 2)	-	-2
	-87	793
Change in cash and cash equivalents during the period	-	-4,881
Cash and cash equivalents - Beginning of period	-	4,881
Cash and cash equivalents - End of period	-	-
Cash paid during the period for:
Interest on bank operating loan	495	350
Interest on obligations under capital lease	14	5
Income taxes	3,501	1,799

CE Franklin Ltd.
Interim Statements of Changes in Shareholders' Equity
(Unaudited)
	Capital Stock
	Number of		Contributed	Retained	Shareholders'
(in thousands of Canadian dollars, except share amounts)	Shares	$	surplus	earnings	equity

Balance - December 31, 2003	17,178,696	19,268	13,602	14,758	47,628
Stock options granted	-	-	64	-	64
Net income	-	-	-	1,560	1,560
Balance - March 31, 2004	17,178,696	19,268	13,666	16,318	49,252

Balance - December 31, 2004	17,194,934	19,335	13,858	20,873	54,066
Stock options exercised	26,955	121	-	-	121
Stock options granted	-	-	146	-	146
Net income	-	-	-	5,804	5,804
Balance - March 31, 2005	17,221,889	19,456	14,004	26,677	60,137

CE Franklin Ltd.
Notes to Financial Statements (Unaudited)

Note 1 - Accounting policies

These interim financial statements are prepared following accounting policies consistent with the Company's financial statements for the years ended December 31, 2004 and 2003, except as described in note 3, and are in accordance with generally accepted accounting principles in Canada.

The disclosures provided below are incremental to those included in the annual audited financial statements. The interim financial statements should be read in conjunction with the annual audited financial statements and the notes thereto for the year ended December 31, 2004.

These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

Note 2 - Discontinued operations

On March 31, 2004, the Company sold its remaining 50% interest in its small horsepower compression operations for cash proceeds of $961,000.  No gain or loss on disposition resulted from this transaction.  The operating loss from discontinued operations in the first quarter of 2004 was $27,000.

Note 3 - Changes in accounting policy

Effective January 1, 2004, the Company adopted, prospectively, the Canadian Institute of Chartered Accountants Guideline for "Hedging Relationships".  The Company utilizes foreign currency exchange contracts with financial institutions to fix the value of liabilities or future commitments.  These foreign currency exchange contracts are not designated as hedges for accounting purposes.  The value of the contract is marked to market and the change in the value is recognized in the statements of operations.  There were no contracts outstanding at the end of the first quarter of 2005 as compared to an outstanding contract for $2.2 million as of March 31, 2004.

Note 4 - Share data

At March 31, 2005 the Company had 17,221,889 common shares outstanding and 1,963,324 options to acquire common shares at a weighted average exercise price of $3.93 per common share.  1,081,179 of those options were vested and exercisable at a weighted average exercise price of $4.11 per common share.

Effective January 1, 2003, the Company adopted prospectively, the fair value method of accounting for common share options granted.  Under this method, the Company recognizes compensation expense based on the fair value of the options on the date of grant which is determined by using the Black-Scholes options-pricing model.  The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus.  The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock.

413,745 common share options were granted in the first quarter of 2005.  The fair value of these common share options granted was $1,003,900.  The fair value of common share options granted is estimated as at the grant date using the Black-Scholes option pricing  model, using the following assumptions:

Dividend yield	nil
Risk-free interest rate	4.50%
Expected life	5 years
Expected volatility	65%

The compensation expense recorded in the quarter ended March 31, 2005 for common share options granted subsequent to December 31, 2002 was $146,000.  The compensation expense recorded for the quarter ended March 31, 2004 was $64,000.

No compensation expense is recorded for stock options awarded prior to January 1, 2003 as the Company has continued to apply the intrinsic method of accounting for stock options granted to employees, officers and directors.  The consideration paid by option holders on the exercise of these options is and will be credited to capital stock.  Had compensation cost been determined on the basis of fair values, net income for the quarter ended March 31, 2005 would have decreased by $128,000 or $0.01 per common share.  The net income for the quarter ended March 31, 2004 would have decreased by $199,000 or $0.01 per common share.